Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-170689

POWERSHARES DB G10 CURRENCY HARVEST FUND

SUPPLEMENT DATED JANUARY 30, 2013 TO

PROSPECTUS DATED MAY 1, 2012

This Supplement updates certain information contained in both the Prospectus dated May 1, 2012 (the “Prospectus”) and the Supplement dated September 17, 2012 (the “September Supplement”), as supplemented from time-to-time (the “Prospectus”), of PowerShares DB G10 Currency Harvest Fund (the “Fund”). All capitalized terms used in this Supplement have the same meaning as in the Prospectus.

Prospective investors in the Fund should review carefully the contents of this Supplement, the September Supplement and the Prospectus.

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All information in the Prospectus is restated pursuant to this Supplement, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the related Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

DB COMMODITY SERVICES LLC

Managing Owner

I.    Page 29 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:

“PERFORMANCE OF POWERSHARES DB G10 CURRENCY HARVEST FUND (TICKER: DBV)

Name of Pool: PowerShares DB G10 Currency Harvest Fund

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: September 2006

Aggregate Gross Capital Subscriptions as of December 31, 20121: $1,227,861,958

Net Asset Value as of December 31, 201212: $345,121,935

Net Asset Value per Share as of December 31, 20123: $26.15

Worst Monthly Drawdown4: (14.37)% October 2008

Worst Peak-to-Valley Drawdown5: (36.85)% October 2007 – January 20096

Monthly Rate of Return	2012(%)	2011(%)	2010(%)	2009(%)	2008(%)
January	2.98	0.04	(2.30)	(5.33)	(1.31)
February	4.24	0.55	0.35	3.09	(0.96)
March	(2.03)	1.84	2.30	7.62	(4.00)
April	(0.92)	3.21	2.47	0.39	4.28
May	(5.32)	(1.43)	(6.72)	2.72	1.34
June	4.85	(0.28)	(2.71)	1.66	(0.70)
July	1.22	(0.65)	4.65	2.56	(0.04)
August	(0.04)	(1.06)	(5.04)	1.36	(4.01)
September	1.64	(5.28)	6.49	3.00	(5.84)
October	0.28	6.36	0.82	0.61	(14.37)
November	1.22	(2.33)	(1.20)	(1.30)	(3.21)
December	1.63	(0.13)	2.64	3.02	(3.42)[7]
Compound Rate of Return[10]	9.74%	0.38%	0.94%	20.62%	(28.78)%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Footnotes to Performance Information

1.	“Aggregate Gross Capital Subscriptions” is the aggregate of all amounts ever contributed to the pool, including redeemed investments.
2.	“Net Asset Value” is the net asset value of the pool as of December 31, 2012.
3.	“Net Asset Value per Share” is the Net Asset Value of the pool divided by the total number of Shares outstanding as of December 31, 2012.
4.	“Worst Monthly Drawdown” is the largest single month loss sustained since inception of trading. “Drawdown” as used in this section of the Prospectus means losses experienced by the relevant pool over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity. “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures. “Month” is the month of the Worst Monthly Drawdown.
5.	“Worst Peak-to-Valley Drawdown” is the largest percentage decline in the Net Asset Value per Share over the history of the pool. This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns. “Worst Peak-to-Valley Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Share that occurs without such month-end Net Asset Value per Share being equaled or exceeded as of a subsequent month-end. For example, if the Net Asset Value per Share of a particular pool declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Share had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.
6.	The Worst Peak-to-Valley Drawdown from October 2007 – January 2009 includes the effect of the $0.80 per Share distribution made to Shareholders of record as of December 19, 2007, and the effect of the $0.27 per Share distribution made to Shareholders of record as of December 17, 2008. Please see Footnotes 7 and 8.
7.	The December 2008 return of (3.42)% includes the $0.27 per Share distribution made to Shareholders of record as of December 17, 2008. Prior to the December 30, 2008 distribution, the pool’s return for December 2008 was (2.08)%.
8.	The December 2007 return of (2.67)% includes the $0.80 per Share distribution made to Shareholders of record as of December 19, 2007. Prior to the December 28, 2007 distribution, the pool’s return for December 2007 was 0.14%.
9.	“Compound Rate of Return” is calculated by multiplying on a compound basis each of the monthly rates of return set forth in the chart above and not by adding or averaging such monthly rates of return. For periods of less than one year, the results are year-to-date.”

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